16004300

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2015.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the transition period from __________ to __________.

Commission file number: 001-01185

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

General Mills 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General Mills, Inc.
Number One General Mills Boulevard
Minneapolis, Minnesota 55426

GENERAL MILLS 401(k) PLAN

Financial Statements and Supplementary Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

GENERAL MILLS 401(k) PLAN

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Report of Independent Registered Public Accounting Firm

The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the General Mills 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The supplemental information in the accompanying supplemental Schedule H, Line 4i-Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan's 2015 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying supplemental Schedule H, Line 4i- Schedule of Assets (Held at End of Year) as of December 31, 2015 is fairly stated in all material respects in relation to the 2015 financial statements as a whole.

KPMG LLP

Minneapolis, Minnesota
June 6, 2016

GENERAL MILLS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2015 and 2014

	2015	2014
Assets:		
Investments:		
Investment in Master Trust (Note 4)	$ 3,125,140,899	3,175,912,766
Directed brokerage fund (Note 3)	136,689,669	138,171,083
Total investments	3,261,830,568	3,314,083,849
Receivables:		
Employer contributions	3,788,981	3,275,260
Participant contributions	367,261	363,273
Securities sold	1,667,839	384,677
Interest	2,348	576
Notes receivable from participants	43,062,831	45,609,113
Miscellaneous	130,827	41,514
Total assets	3,310,850,655	3,363,758,262
Liabilities:		
Accounts payable	2,062,107	1,836,956
Total liabilities	2,062,107	1,836,956
Net assets available for benefits	$ 3,308,788,548	3,361,921,306

See accompanying notes to financial statements.

GENERAL MILLS 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2015

Net investment income:	
Plan's interest in income from Master Trust	$ 60,323,147
Net realized gain on directed brokerage fund	2,373,512
Net unrealized loss on directed brokerage fund	(6,504,198)
Participant loan interest	1,791,534
Total net investment income	57,983,995
Contributions:	
Employer	34,554,574
Employees	103,457,088
Employee rollovers	4,781,730
Total contributions	142,793,392
Distributions from net assets:	
Administrative expenses	(3,727,049)
Distributions to participants/beneficiaries	(250,183,096)
Total distributions	(253,910,145)
Net decrease in net assets	(53,132,758)
Net assets available for benefits at beginning of year	3,361,921,306
Net assets available for benefits at end of year	$ 3,308,788,548

See accompanying notes to financial statements.

GENERAL MILLS 401(k) PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1) Description of the Plan

(a) General

The following brief description of the General Mills 401(k) Plan (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description and the plan document for more complete information.

The Plan is a defined contribution employee benefit plan sponsored by General Mills, Inc. (the Company or General Mills). The Plan is designed to offer employees of General Mills the opportunity to participate in a savings and investment program and to provide a source of additional income for retirement. The Plan allows for the withdrawal of certain vested funds during a participant's active career, subject to significant restrictions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b) Trustee and Administration of the Plan

The trustee and custodian of the Plan and the Master Trust is Bank of New York Mellon (Mellon Trust). Investment managers each manage a portion of the Master Trust and make investment decisions for the assets of such fund for which they are responsible within specific guidelines established by the General Mills, Inc. Benefit Finance Committee.

The named administrative fiduciary for the Plan is the Vice President of Compensation and Benefits. The Benefit Finance Committee is the named financial fiduciary for the Plan.

(c) Contributions

Under the Plan, non-union non-highly compensated employees of General Mills may elect to contribute up to 50% of their compensation (as defined by the Plan) on a before-tax and after-tax basis. The combined total of before-tax and after-tax contributions in no event can be more than 50% of compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, after-tax, and catch-up contributions cannot exceed 80%. Catch-up contributions alone cannot be greater than 50%.

Under the Plan, non-union highly compensated employees of General Mills may elect to contribute up to 15% of their compensation (as defined by the Plan) on a before-tax basis. Non-union highly compensated employees are not allowed to contribute on an after-tax basis. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax and catch-up contributions cannot exceed 65%. Catch-up contributions alone cannot be greater than 50%.

Under the Plan, union non-highly compensated employees of General Mills may elect to contribute up to 30% of their compensation (as defined by the Plan) on a before-tax and after-tax basis. The combined total of before-tax and after-tax contributions in no event can be more than 30% of compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, after-tax, and catch-up contributions cannot exceed 80%. Catch-up contributions alone cannot be greater than 50%.

Under the Plan, union highly compensated employees of General Mills may elect to contribute up to 15% of their compensation (as defined by the Plan) on a before-tax and after-tax basis. The combined total of before-tax and after-tax contributions in no event can be more than 15% of compensation. For those employees eligible to make catch-up contributions, the maximum combined rate for before-tax, after-tax and catch-up contributions cannot exceed 65%. Catch-up contributions alone cannot be greater than 50%.

(d) ***Participant Accounts***

Each participant's account is credited with the participant's contributions, Company matching contributions (if applicable), annual Company allocation (if applicable) as well as allocations of the Company's profit sharing contribution (if applicable) and fund earnings. Fund returns are reduced by administrative expense. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) ***Vesting***

If a participant retires, dies while an active employee, or becomes disabled, or if a participant's employment with the Company is involuntarily terminated due to any reason other than illegal activities, gross misconduct, or violation of the Company's Code of Conduct, or if the Plan is terminated by the Company, the participant will become 100% vested in the Company matching contributions (if applicable) and the annual Company allocation (if applicable). Terminated participants are entitled to a total distribution of the total vested account balance, or they may take partial withdrawals or they may elect to receive periodic installment payments. If termination occurs before a participant is 100% vested, the portion of the Company matching contributions and the annual Company allocation that are not vested will be forfeited, and the participant will receive the current value of the participant's own after-tax, pre-tax and rollover accounts, in addition to Company matching contributions and the annual Company allocation which are vested.

(f) ***Notes Receivable from Participants***

Participants who have a vested account balance of at least $2,000 in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, minus the highest outstanding loan balance during the last 12 months; or half of the vested balance, minus the highest outstanding loan balance during the last 12 months, at the time the loan is requested. Participants may have only two outstanding loans at any time and only one of these can be a primary residence loan. Loan terms range up to 54 months for a general-purpose loan and up to 120 months for a primary residence loan. Interest is paid at a constant rate equal to 1% over the prime rate as of the last business day of the prior month that the loan originated. Loan repayments are made directly through payroll deductions and then applied to interest and principal according to the payment schedule. In addition, a one-time loan origination fee of $75 is deducted from the account for each loan.

(g) ***Forfeitures***

Participants who terminate their employment with the Company forfeit the nonvested portion of the Company's contributions to their accounts. However, if terminated participants are reemployed by the Company within 60 months of termination, such forfeited nonvested portion of the Company's contributions is restored to their plan accounts if the participants repay the amount previously withdrawn from their Company contribution accounts, if any, within 60 months from the date of reemployment. Forfeitures to the Plan can be used to offset future Company contributions, reinstate previously forfeited amounts to reemployed participants, and cover administrative expenses. For the year ended December 31, 2015, $1,216,352 was forfeited by participants and used to pay plan fees related to that year or offset Company contributions.

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. The Company's contributions vest in accordance with the following schedule:

Employee's eligibility service	Vested percentage
1 year but less than 2 years	20%
2 years but less than 3 years	40
3 years but less than 4 years	60
4 years but less than 5 years	80
5 years or more	100

If a participant retires, dies while an active employee, or becomes disabled, or if a participant's employment with the Company is involuntarily terminated due to any reason other than illegal activities, gross misconduct, or violation of the Company's Code of Conduct, or if the Plan is terminated by the Company, the participant will become 100% vested regardless of the length of company service.

(h) Plan Termination

Although the Plan is intended to be ongoing, the Company reserves the right to modify or terminate the Plan at any time. In the event the Plan is terminated or partially terminated in the future or if there is a complete discontinuance of contributions to the Plan, participants will become fully vested in all amounts in their accounts.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP).

(b) Adoption of New Accounting Standards

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, *Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)* (ASU 2015-07). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value practical expedient. The amendments in this update are effective for fiscal periods beginning after December 15, 2015 and should be applied retrospectively, with early adoption permitted. The adoption of ASU 2015-07 as of January 1, 2016 is not expected to have a material impact on the Plan's financial statements.

In July 2015, the FASB issued ASU No. 2015-12, *Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient* (ASU 2015-12). Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Fully benefit-responsive investment contracts are required to be measured at contract value. Part II eliminates the requirements to disclose individual investments that represent 5% or more of net assets available for benefits and the net appreciation or depreciation of investments that are measured using fair value. Plans are no longer required to disaggregate investments by nature, characteristics and risks; however, plans will continue to disaggregate investments that are measured using fair value by general type. In addition, the disclosure of information about fair value measurements should be provided by general type of the plan asset. Part III is not applicable to the Plan. ASU 5015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II of ASU 2015-12 as of January 1, 2015, and the financial statements and related footnotes have been updated accordingly.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for participants and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.

(d) Employer Contributions

The Plan provides for matching contributions and/or allocations by the Company, as defined by the Plan.

For non-union nonproduction employees hired on or before May 31, 2013 and for all non-union production employees regardless of hire date, the Company will match 50% of every dollar contributed up to 6% of earnable compensation. In addition, the Company may add up to another 50% of every dollar contributed up to 6% of earnable compensation after the close of each fiscal year, as an annual variable match. The amount of the variable match is based on the Company's achievement of certain performance goals.

For non-union nonproduction employees hired on or after June 1, 2013, the Company will match 100% of every dollar contributed up to 4% of earnable compensation and 50% of every dollar contributed for the next 4% of earnable compensation. In addition, each calendar year the Company will make a contribution based on an employee's age, years of service, and prior year's earnable compensation.

For union employees, the Plan provides for matching contributions and/or allocations by the Company based on the collective bargaining agreement.

(e) ***Risks and Uncertainties***

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.

(f) ***Concentration of Market Risk***

At December 31, 2015 and 2014, approximately 20% and 19%, respectively, of the Plan's net assets were invested in the common stock of General Mills. The underlying value of General Mills stock is entirely dependent upon the performance of General Mills and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of General Mills common stock in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g) ***Investments***

The statements of net assets available for benefits present the fair value of the Plan's investments, except for the fully benefit-responsive investment contracts in the Master Trust, which are reported at contract value (see note 5). The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts in the Master Trust.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income and administrative expenses are recorded on the accrual basis. The cost of investment securities sold is determined on the weighted average basis. Deposits to and withdrawals from each fund by participating plans are made at fair value determined as of the end of the business day of the transaction.

The investments of the Plan in the Master Trust, except for the fully benefit-responsive investment contracts (see note 5), and directed brokerage fund are reported at fair value (see note 4). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Plan accounts for certain changes in net assets as follows:

- Dividends and interest, net realized and unrealized appreciation (depreciation), and administrative expenses of the pooled funds are recognized by the Plan only as they are reflected in the Plan's proportionate share of net increases (decreases) in the market value of the underlying Master Trust Investment Accounts.
- Net realized appreciation (depreciation) is recognized by the Plan upon the sale of investment securities or portions thereof on the basis of average cost to each investment manager's portfolio.

(h) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Loan fees are paid by the participant, recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(i) Excess Contributions Payable

Participant contributions in excess of those allowed by the Internal Revenue Service (IRS) are distributed to the participant. The Plan distributed the 2014 excess contributions to the applicable participants prior to April 15, 2015.

(j) Payment of Benefits

Benefits are recorded when paid.

(k) Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account at the time the loan is requested. Investment related expenses are included in net appreciation of fair value of investments.

(l) Subsequent Events

Subsequent events have been evaluated through June 6, 2016, the date the financial statements were available to be issued.

(3) Investments

Participants, at their discretion, may direct their contributions to any of the investment options listed below, available through the Master Trust or in a separate brokerage account.

U.S. Equity Funds:
- Diversified U.S. Equity
- S&P 500 Index
- Growth Equity
- Value Equity
- Small and Mid Cap Equity
- General Mills Stock

International Equity Funds:
- International Developed Markets
- International Emerging Markets

Fixed Income Funds:
- Stable Value
- Core Bond

Target Retirement Funds:
- Target Retirement Date Income
- 2010 Target Retirement Date
- 2015 Target Retirement Date
- 2020 Target Retirement Date
- 2025 Target Retirement Date
- 2030 Target Retirement Date
- 2035 Target Retirement Date
- 2040 Target Retirement Date
- 2045 Target Retirement Date
- 2050 Target Retirement Date
- 2055 Target Retirement Date
- 2060 Target Retirement Date

Other:
- Multi-Asset Class Fund
- Schwab Personal Choice Retirement Account (Self Directed Brokerage)

The Plan's estimates of fair value for financial assets are based on the framework established in the fair value accounting guidance. The framework is based on the inputs used in valuation, gives the highest priority to quoted prices in active markets, and requires that observable inputs be used in valuations when available.

The disclosure of fair value estimates in the fair value accounting guidance hierarchy is based on whether the significant inputs into the valuation are observable. In determining the level of the hierarchy in which the estimate is disclosed, the highest priority is given to unadjusted quoted prices in active markets (level 1) and the lowest priority to unobservable inputs (level 3). The level in the fair value hierarchy within which the fair value measurement is reported is based on the lowest level input that is significant to the measurement in its entirety. The three levels of the hierarchy under FASB Accounting Standards Codification (ASC) 820 are as follows:

- Level 1 - Unadjusted quoted market prices for identical assets or liabilities in active markets that the Plan has the ability to access.
- Level 2 - Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable (e.g., interest rates, yield curves, prepayment speeds, default rates, loss severities, etc.) or can be corroborated by observable market data.
- Level 3 - Valuations based on models where significant inputs are not observable.

The following table summarizes the Plan's investments, excluding the Master Trust, that were accounted for at fair value within the fair value hierarchy of ASC 820, as of December 31, 2015 and 2014:

	2015			
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Directed brokerage fund, at fair value	$ 136,689,669	$ 136,359,422	$ 330,247	$ —

	2014			
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Directed brokerage fund, at fair value	$ 138,171,083	$ 137,880,401	$ 290,682	$ —

The directed brokerage fund holds investments in debt securities, common and preferred stock, registered investment companies, and common/collective trusts. See the valuation methodologies for these investments in note 4.

The Plan recognizes transfers into and out of every level on the first day of the reporting period. There were no transfers between Level 1 and 2 during the years ended December 31, 2015 and 2014.

(4) Master Trust

The Plan invests through the Master Trust. Mellon Trust is the trustee and custodian of the Master Trust. Investment managers each manage a portion of the Master Trust and make investment decisions for the assets of such fund for which they are responsible within specific guidelines established by the General Mills Benefit Finance Committee.

Transactions and assets of the Master Trust are accounted for utilizing the following accounting methodologies:

- Short-term investments largely consist of a collective trust, the fair value of which is based on the net asset value reported by the manager of the collective trust and supported by the unit prices of actual purchase and sale transactions. Issuances and redemptions of participant units are made on each business day. Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the fair value-based net asset value of the fund, the Trustee may determine that continued issuance or redemption at a constant $1.00 net asset value would create inequitable results for the fund's unit holders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the fund's unit holders, may direct that units be issued or redeemed at the fair value-based net asset value until such time as the disparity between the fair value-based and the constant net asset value per unit is deemed to be immaterial. The short-term collective trust is designed to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.
- Corporate debt, common and preferred stocks, and limited partnerships publicly traded on national exchanges are valued by the trustee at closing prices on the valuation date. Debt securities are generally traded in the over-the-counter market and are valued at a price that reflects fair value as quoted by dealers in these securities or by an independent pricing service/vendor. These prices are based on observable market data for the same or similar securities, including quoted prices in markets that are not active, or matrix pricing or other similar techniques that use observable market inputs, such as benchmark yields, expected prepayment speeds and volumes, and issuer ratings.
- Private partnership investments are valued at fair value, which is generally based on the net asset value or capital balance as reported by the partnership subject to the review and approval of their auditors. Distributions are classified according to descriptions provided by the partnership. As there is not a liquid market for some of the private equity investments, realization of the estimated fair value of such investments is dependent upon transactions between willing sellers and buyers.
- Common/collective trusts are valued at net asset values provided by the investment managers, which are based on the fair value of the underlying investments. They have a redemption frequency ranging from daily to quarterly and a redemption notice period ranging from daily to 60 days. There are no unfunded commitments to such funds at December 31, 2015.
- Investments in pooled funds are classified based on the net asset value of an investment, which is used as a practical expedient to determining fair value. Fair value is defined as its current exit price and an investment's net asset value may differ from its current exit price but management concludes that the cost and effort needed to determine these potential adjustments to net asset value to determine a fair value estimate would outweigh the financial reporting benefits.

- Investments in registered investment companies traded on national exchanges are valued by the trustee at the closing price on the valuation date. If not traded on national exchanges, they are valued based on the net asset value provided by the investment manager.
- Stable value collective trust fund is comprised primarily of fully benefit-responsive investment contracts that are valued at the net asset value of units of the collective trust. The net asset value is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported net asset value.
- Option contracts are valued daily based on national exchanges and are valued by the trustee at closing prices on the valuation date. Unrealized appreciation or depreciation is recorded on a daily basis.
- Investments in fully benefit-responsive contracts are valued based on the contract value, as discussed in note 5.

The following table summarizes the Master Trust's investments that were accounted for at fair value within the fair value hierarchy of ASC 820 as of December 31, 2015 and 2014:

	2015			
Description	**Total**	**Level 1**	**Level 2**	**Level 3**
Master Trust Assets, at fair value:				
Short-term investments	$ 94,401,984	$ —	$ 94,401,984	$ —
Corporate debt instruments	705,126	—	705,126	—
Common and preferred stock	2,084,787,181	2,081,804,879	2,982,302	—
General Mills, Inc. common stock	662,650,688	662,650,688	—	—
Limited partnership	1,836,740	1,836,740	—	—
Common/collective trust	2,140,584,226	—	2,140,584,226	—
Investment in pooled funds	10,223,504	—	10,223,504	—
Registered investment companies	93,688,179	93,688,179	—	—
Stable value collective trust funds	72,460,221	—	72,460,221	—
Written options	(582,750)	(582,750)	—	—
Total Master Trust Assets, at fair value	$ 5,160,755,099	$ 2,839,397,736	$ 2,321,357,363	$ —

Description	2014 Total	Level 1	Level 2	Level 3
Master Trust Assets, at fair value:				
Short-term investments	$ 74,955,920	$ —	$ 74,955,920	$ —
Common and preferred stock	2,032,396,850	2,028,822,608	3,574,242	—
General Mills, Inc. common stock	653,644,798	653,644,798	—	—
Limited partnership	1,805,884	1,805,884	—	—
Common/collective trust	2,135,011,665	—	2,135,011,665	—
Investment in pooled funds	23,455,981	—	23,455,981	—
Registered investment companies	102,764,082	102,764,082	—	—
Stable value collective trust funds	112,796,359	—	112,796,359	—
Written options	(647,412)	(647,412)	—	—
Total Master Trust Assets, at fair value	$ 5,136,184,127	$ 2,786,389,960	$ 2,349,794,167	$ —

There was no Level 3 investment activity during the year ended December 31, 2015.

The following table is a rollforward of the Level 3 investments during the year ended December 31, 2014:

Description	January 1, 2014	Total gains or losses (realized/ unrealized)	Purchases	Sales	Transfers in	Transfers out	December 31, 2014
Other investments	$ 1,153,753	$ 351,605	$ —	$ (1,505,358)	$ —	$ —	$ —
Total	$ 1,153,753	$ 351,605	$ —	$ (1,505,358)	$ —	$ —	$ —
Net changes in net assets attributable to the change in unrealized gains or losses for assets still held at December 31, 2014	$ —						

The Master Trust recognizes transfers into and out of every level on the first day of the reporting period. There were no transfers between levels 1, 2, or 3 during the years ended December 31, 2015 and 2014.

Net assets, net investment income (loss), and gains and losses of the Master Trust are allocated to the pension and savings plans based on each plan's interest in the investment funds of each pool of assets within the Master Trust. The Plan's interest in all of the investment funds of the Master Trust was 56% and 58% at December 31, 2015 and 2014, respectively.

The following table summarizes the net assets of the Master Trust as of December 31, 2015 and 2014:

	December 31 2015	December 31 2014
Investments, at fair value:		
Short-term investments (a)	$ 94,401,984	$ 74,955,920
Corporate debt instruments	705,126	—
Common and preferred stock	2,084,787,181	2,032,396,850
General Mills, Inc. common stock	662,650,688	653,644,798
Limited partnership	1,836,740	1,805,884
Common/collective trust	2,140,584,226	2,135,011,665
Investment in pooled funds	10,223,504	23,455,981
Registered investment companies	93,688,179	102,764,082
Stable value collective trust funds	72,460,221	112,796,359
Written options	(582,750)	(647,412)
Total investments, at fair value	5,160,755,099	5,136,184,127
Fully benefit-responsive investment contracts, at contract value	368,572,126	363,387,886
Total investments	5,529,327,225	5,499,572,013
Interest and dividends receivable	3,279,738	2,607,822
Net receivable for unsettled investment activity	1,887,562	1,264,276
Other payables, net	(3,767,038)	(3,362,415)
Payable upon return of securities loaned	(372,031)	(464,054)
Net assets	$ 5,530,355,456	$ 5,499,617,642

(a) Includes cash collateral received of $372,031 and $464,054 for securities on loan at

The following table summarizes the net investment income of the Master Trust for the year ended December 31, 2015:

Investment income:	
Net change in fair value of investments	$ 1,095,620
Interest	88,862
Dividends and securities lending	56,004,550
Net investment income	$ 57,189,032

(5) Fully Benefit-Responsive Investment Contracts

The Master Trust contains investments in synthetic investment contracts that meet the definition of fully benefit-responsive stable value funds issued by insurance companies and other financial institutions. The synthetic investment contracts are with American General Life Insurance Company, Voya Insurance and Annuity Company, RGA Reinsurance Company, and Prudential Insurance Company of America. The accounts are credited with earnings on the underlying investments and charged for plan withdrawals and administrative expenses charged by the companies. The contract value of the synthetic investment contracts at December 31, 2015 and 2014 was $368,572,126 and $363,387,886, respectively. These contracts meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value in the financial statements. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under the contract, plus earnings, less withdrawals, and administrative expenses. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The Plan owns the underlying assets of the synthetic investment contract. A synthetic investment contract includes as wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers.

The synthetic investment contracts held by the Plan include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between fair value and book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Risks arise when entering into any investment contract due to the potential inability of the issuer to meet the terms of the contract. In addition, synthetic investment contracts have the risk of default or the lack of liquidity of the underlying portfolio assets.

Synthetic investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of Plan operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

- material amendments to the Plan's structure or administration
- changes to the participating plans' competing investment options including the elimination of equity wash provisions
- complete or partial termination of the Plan, including a merger with another fund

- the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
- the redemption of all or a portion of the interests in the Plan held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the plan with another plan, or the plan sponsor's establishment of another tax qualified defined contribution plan
- any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the Plan or participating plans
- the delivery of any communication to plan participants designed to influence a participant not to invest in the Plan

At this time, the Plan does not believe that the occurrence of any such market value event, which would limit the Plan's ability to transact at contract value with participants, is probable.

Synthetic investment contracts generally are evergreen contracts that contain termination provisions, allowing the Plan or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

In addition, if the Plan defaults in its obligations under the synthetic investment contract (including the issuer's determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination.

(6) Securities Lending

The Master Trust may loan securities in return for securities or cash collateral, which is invested in various corporate bonds, short-term fixed-income securities, and repurchase agreements. The Master Trust may receive compensation for lending securities in the form of fees or by retaining a portion of interest on the investment securities or cash received as collateral. The Master Trust also continues to receive interest or dividends on the securities loaned. Security loans are secured at all times by collateral, although the loans may not be fully supported at all times if, for example, the instruments in which cash collateral is invested decline in value or the borrower fails to provide additional collateral when required in a timely manner or at all. Collateral received from the borrower is initiated at 102% of the market value of the loaned securities, and fully collateralized throughout the life of the loan. Gains or losses in the market price of the securities loaned that may occur during the term of the loan are reflected in the value of the Master Trust. The risks from securities lending are that the borrower may not provide additional collateral when required or return the securities when due and that the proceeds from the sale of investments made with cash collateral received will be less than required to be returned to the borrowers.

Securities on loan to brokers from the Master Trust were valued at $363,874 and $446,617 at December 31, 2015 and 2014, respectively. For collateral, the Master Trust had received $372,031 and

$464,054 in cash at December 31, 2015 and 2014, respectively. These are maintained in separately managed accounts and are reflected as payable upon return of securities loaned within net assets of the Master Trust. Fee income from securities lending amounted to $12,598 and $19,163 for the years ended December 31, 2015 and 2014, respectively. Due to market value fluctuations, the value of the investments purchased with cash collateral received may be more or less than the amount due to brokers upon return of securities on loan. The Master Trust reviews periodically the amount of cash collateral received compared to the fair value of the investments inside the collateral pool. The difference in value was recorded as an unrealized gain in the amount of $2,103 and $6,215 as of December 31, 2015 and 2014, respectively, and is shown in the Plan's statements of net assets available for benefits as an increase of the Plan's interest in the Master Trust. This difference in value is included in the statement of changes in net assets available for benefits as part of the Plan's interest in income from Master Trust.

(7) Company Stock Fund

The Company Stock Fund, a unitized fund, which is available to plan participants through the Master Trust, consists of common stock of General Mills and cash for dividends, fractional shares, and liquidity needs. At December 31, 2015 and 2014, the fair value of the shares held was $250,427,701 and $234,318,954, respectively, and the number of shares held was 4,343,179 and 4,393,755, respectively. At December 31, 2015 and 2014, the value of the cash held was $154,021 and $1,948,131, respectively. Participants should refer to the consolidated financial statements of General Mills and subsidiaries included in the Company's Annual Report to Stockholders, which is distributed to all participants in the Plan. The Company Stock Fund is managed by an independent fiduciary, State Street Global Advisors.

(8) Employee Stock Ownership Plan (ESOP) Fund

The ESOP Fund, a unitized fund, which is available to certain plan participants through the Master Trust, consists of common stock of General Mills and cash for dividends and fractional shares. Cash dividends on common stock of General Mills are reinvested in the ESOP Fund unless elected by the participant to receive a cash distribution. All amounts credited to participants' ESOP accounts will be invested in the ESOP Fund. Participants may then elect to transfer balances from the ESOP Fund to any of the Plan's other investment funds, except the Company Stock Fund (note 7). However, no amounts may be transferred from any of the other investment funds into the ESOP Fund. At December 31, 2015 and 2014, the market value of the shares held was $412,222,987 and $419,325,844, respectively, and the number of the shares held was 7,149,202 and 7,862,851, respectively. The ESOP Fund is managed by an independent fiduciary, State Street Global Advisors.

(9) Federal Income Tax Status

The Plan obtained its latest determination letter on September 14, 2013 in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Company believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement date.

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes it is no longer subject to income tax examinations for years prior to 2012.

(10) Parties in Interest

Mellon Trust is a party in interest with respect to the Plan. In the opinion of the Plan's management, all transactions between the Plan and Mellon Trust are exempt from being considered as prohibited transactions under the ERISA Section 408(b).

The Company is a party in interest with respect to the Plan. The Company is the administrator of the Plan and the ESOP Fund. The Plan invests in common stock of the Company. In addition, the Plan reimburses the Company for services provided, such as wages and travel expenses, associated with the Plan. The cost of services provided for the years ended December 31, 2015 and 2014 was $407,272 and $557,441, respectively. The Company believes these activities are exempt when considering prohibited transactions under ERISA Section 408(b).

Aon Hewitt is a party in interest with respect to the Plan. Aon Hewitt is the recordkeeper of the Plan. In the opinion of the Plan's management, all transactions between the Plan and the recordkeeper during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

Charles Schwab acts as the Broker for the self-directed brokerage account. In the opinion of the Plan's management, all transactions between the Plan and the Broker during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

The Plan also has investment managers that are parties in interest with respect to the Plan. In the opinion of the Plan's management, all transactions between the Plan and the investment managers during the reporting period are exempt from being considered as prohibited transactions under ERISA Section 408(b).

(11) Reconciliation of Financial Statements to Form 5500

	2014
Net assets available for benefits as presented in these financial statements	$ 3,361,921,306
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	98,053
Net assets available for benefits per the Form 5500	3,362,019,359

	Year ended December 31, 2015
Net decrease in net assets available for benefits per the financial statements	$ (53,132,758)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	(98,053)
Net increase in net assets available for benefits per the Form 5500	$ (53,230,811)

GENERAL MILLS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
Plan's interest in Master Trust*	Investments in three pooled funds that consist of Master Trust investment accounts and investments in common stock of the Company		$ 3,125,140,899
Directed brokerage fund*	Directed brokerage fund with investments directed by participants in the Plan		136,689,669
Notes receivable from participants**	Participant loan fund (6,160 loans outstanding with interest rates ranging from 4.25% to 10.5% with maturities through 2025)		43,062,831
Total			$ 3,304,893,399

* Participant-directed
** Party-in-interest as defined by ERISA

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GENERAL MILLS 401(k) PLAN

By /s/ Ronald Drayton
Ronald Drayton, Administrative Fiduciary

Date: June 6, 2016

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of KPMG LLP.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Benefit Finance Committee of General Mills, Inc.
General Mills 401(k) Plan:

We consent to the incorporation by reference in the registration statements (Nos. 2-50327, 2-95574, and 33-27628) on Form S-8 of General Mills, Inc. of our report dated June 6, 2016, with respect to the statements of net assets available for benefits of the General Mills 401(k) Plan as of December 31, 2015 and 2014, the related statement of changes in net assets available for benefits for the year ended December 31, 2015, and the supplemental Schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the General Mills 401(k) Plan.

KPMG LLP

Minneapolis, Minnesota
June 6, 2016